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                                                              EXHIBIT 9(a)(10)

Jan. 21, 1998

                                                         CONTACT: Randy Wheeless
                                                         Office:  704/382-8379
                                                         24-Hour: 704/594-0681



                     DUKE ENERGY CORP. REVISES PRICING AND
                      EXTENDS OFFERS FOR PREFERRED ISSUES

  CHARLOTTE, N.C. -- Duke Energy Corp. today announced that it has increased the prices of its offers to purchase six of its preferred issues, extended the expiration dates of the offers to Feb. 3, 1998, and limited acceptances to a maximum of 50 percent of the outstanding shares of each issue.

  The issues, Cusip numbers and increased purchase prices for the issues are as follows:

ISSUE                              CUSIP NUMBER   PURCHASE PRICE
PREFERRED STOCK ($100 PAR VALUE)
4.50 percent Series C               264399791          $  92.03
6.75 percent Series X               264399650            116.41
7.00 percent Series W               264399668            116.24
7.04 percent Series Y               264399643            116.96
7.85 percent Series S               264399759            119.44

PREFERRED STOCK A ($25 PAR VALUE)
6.375 percent 1993 Series           264399635          $  28.56

  The offers, proration period and withdrawal rights will now expire at midnight, New York City time, on Tuesday, Feb. 3, 1998, unless further extended. The offers had been scheduled to expire at midnight, New York City time, on Jan. 20, 1998. The offers are not conditioned upon any minimum number of shares being tendered and the offer with respect to each series of preferred stock is not conditioned on the offer for any other series of preferred stock.

  This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The offers are made solely by the Offer to Purchase, dated Dec. 18, 1997, as supplemented by a Supplement to the Offer to Purchase dated Jan. 21, 1998, and are subject to certain conditions specified therein, which, except as set forth above, remain unchanged.

  The dealer-managers for the tender offers are Goldman, Sachs & Co. and Merrill Lynch & Co. The information agent is Georgeson & Co.

  Shareholders, who have questions or requests for assistance, should call the information agent at (800) 223-2064, Goldman, Sachs & Co. at (800) 828-3182, or Merrill Lynch & Co. at (888) 654-8637.


  Duke Energy Corporation (NYSE:DUK) is a global energy company with more than $20 billion in assets. Duke Energy companies provide electric service to approximately 2 million customers; operate pipelines that deliver 12 percent of the natural gas consumed in the United States; and are leading marketers of electricity, natural gas and natural gas liquids. Globally the companies develop, own and operate energy facilities and provide engineering, management, operating and environmental services. Contact Duke Energy on the World Wide Web at http://www.duke-energy.com.


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